UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DARÉ BIOSCIENCE, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

23666P101

(CUSIP Number)

Polaris Partners One Marina Park Drive, 10th Floor Boston, MA 02210 Attn: Max Eisenberg (855) 787-3500	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive, Suite 900 Boston, MA 02210 Attn: Jay K. Hachigian, Esq. (617) 648-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23666P101

1.	Names of Reporting Persons. Polaris Venture Partners IV, L.P. (“PVP IV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

141,098 shares(1), except that (i) Polaris Venture Management Co. IV, L.L.C. (“PVM IV”), the general partner of PVP IV, may be deemed to have sole power to vote these shares, and (ii) Jonathan A. Flint (“Flint”), a managing member of PVM IV, may be deemed to have shared power to vote these shares and Terrance G. McGuire (“McGuire”), a managing member of PVM IV, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

141,098 shares(1), except that (i) PVM IV, the general partner of PVP IV, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares and McGuire, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 141,098 shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of (a) 140,574 shares of Common Stock held by PVP IV and (b) 524 shares of Common Stock issuable upon exercise of warrants held by PVP IV.
(2)

Based on 11,422,161 shares of the Issuer’s Common Stock outstanding, as adjusted to reflect the additional 524 shares of Common Stock which would be outstanding following the exercise of the warrants held by PVP IV.

CUSIP No. 23666P101

1.	Names of Reporting Persons. Polaris Venture Partners Entrepreneurs’ Fund IV, L.P. (“PVPE IV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,644 shares(1), except that (i) PVM IV, the general partner of PVPE IV, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM IV, may be deemed to have shared power to vote these shares and McGuire, a managing member of PVM IV, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

2,644 shares(1), except that (i) PVM IV, the general partner of PVPE IV, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares and McGuire, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,644 shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of (a) 2,635 shares of Common Stock held by PVPE IV and (b) 9 shares of Common Stock issuable upon exercise of warrants held by PVPE IV.
(2)

Based on 11,422,161 shares of the Issuer’s Common Stock outstanding, as adjusted to reflect the additional 524 shares of Common Stock which would be outstanding following the exercise of the warrants held by PVP IV.

CUSIP No. 23666P101

1.	Names of Reporting Persons. Polaris Venture Management Co. IV, L.L.C. (“PVM IV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

143,742 shares, of which 141,098 shares are directly owned by PVP IV(1) and 2,644 shares are directly owned by PVPE IV(2), except that Flint, a managing member of PVM IV (which is general partner of PVP IV and PVPE IV), may be deemed to have shared power to vote these shares and McGuire, a managing member of PVM IV, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

143,742 shares, of which 141,098 shares are directly owned by PVP IV(1) and 2,644 shares are directly owned by PVPE IV(2), except that Flint, a managing member of PVM IV (which is general partner of PVP IV and PVPE IV), may be deemed to have shared power to dispose of these shares and McGuire, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 143,742 shares(1), (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of (a) 140,574 shares of Common Stock held by PVP IV and (b) 524 shares of Common Stock issuable upon exercise of warrants held by PVP IV.
(2)	Consists of (a) 2,635 shares of Common Stock held by PVPE IV and (b) 9 shares of Common Stock issuable upon exercise of warrants held by PVPE IV.
(3)

Based on 11,422,161 shares of the Issuer’s Common Stock outstanding, as adjusted to reflect the additional 533 shares of Common Stock which would be outstanding following the exercise of the warrants held by PVP IV and PVPE IV.

CUSIP No. 23666P101

1.	Names of Reporting Persons. Jonathan A. Flint
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

143,742 shares, of which 141,098 shares are directly owned by PVP IV(1) and 2,644 shares are directly owned by PVPE IV(2), except that PVM IV, as the general partner of PVP IV and PVPE IV, may be deemed to have sole power to vote PVP IV’s and PVPE IV’s shares (collectively the “Fund IV Shares”) and McGuire, as a managing member of PVM IV, may be deemed to have shared power to vote the Fund IV Shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

143,742 shares, of which 141,098 shares are directly owned by PVP IV(1) and 2,644 shares are directly owned by PVPE IV(2), except that PVM IV, as the general partner of PVP IV and PVPE IV, may be deemed to have sole power to dispose of the Fund IV Shares and McGuire, as a managing member of PVM IV, may be deemed to have shared power to dispose of the Fund IV Shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 143,742 shares(1), (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (a) 140,574 shares of Common Stock held by PVP IV and (b) 524 shares of Common Stock issuable upon exercise of warrants held by PVP IV.
(2)	Consists of (a) 2,635 shares of Common Stock held by PVPE IV and (b) 9 shares of Common Stock issuable upon exercise of warrants held by PVPE IV.
(3)

Based on 11,422,161 shares of the Issuer’s Common Stock outstanding, as adjusted to reflect the additional 533 shares of Common Stock which would be outstanding following the exercise of the warrants held by PVP IV and PVPE IV.

CUSIP No. 23666P101

1.	Names of Reporting Persons. Terrance G. McGuire
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

143,742 shares, of which 141,098 shares are directly owned by PVP IV(1) and 2,644 shares are directly owned by PVPE IV(2), except that PVM IV, as the general partner of PVP IV and PVPE IV, may be deemed to have sole power to vote the Fund IV Shares and Flint, as a managing member of PVM IV, may be deemed to have shared power to vote the Fund IV Shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

143,742 shares, of which 141,098 shares are directly owned by PVP IV(1) and 2,644 shares are directly owned by PVPE IV(2), except that PVM IV, as the general partner of PVP IV and PVPE IV, may be deemed to have sole power to dispose of the Fund IV Shares and Flint, as a managing member of PVM IV, may be deemed to have shared power to dispose of the Fund IV Shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 143,742 shares(1), (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (a) 140,574 shares of Common Stock held by PVP IV and (b) 524 shares of Common Stock issuable upon exercise of warrants held by PVP IV.
(2)	Consists of (a) 2,635 shares of Common Stock held by PVPE IV and (b) 9 shares of Common Stock issuable upon exercise of warrants held by PVPE IV.
(3)

Based on 11,422,161 shares of the Issuer’s Common Stock outstanding, as adjusted to reflect the additional 533 shares of Common Stock which would be outstanding following the exercise of the warrants held by PVP IV and PVPE IV.

CUSIP No. 23666P101

SCHEDULE 13D

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on April 21, 2014 (the “Original Schedule 13D”), by the Reporting Persons, with respect to shares of Common Stock of the Issuer beneficially owned by the Reporting Persons. This Amendment No. 1 is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5% of the class of securities. Except as amended or supplemented in this Amendment No. 1, all other information in the Schedule 13D is as set forth in the Original Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Original Schedule 13D.

The following Items of the Original Schedule 13D are hereby amended as follows:

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Daré Bioscience, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 3655 Noble Drive, Suite 260 San Diego, CA 92122

Item 2. Identity and Background.

(c) Flint and McGuire are the managing members of PVM IV.

The principal business address of each of the Reporting Persons is c/o Polaris Partners, One Marina Park Drive, 10th Floor, Boston, MA 02210.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

The information below is based on a total of 11,422,161 shares of Common Stock outstanding as of November 9, 2018 as reported on the Issuer’s Form 10-Q filed with the SEC on November 13, 2018, plus 524 shares of Common Stock issuable to PVP IV upon exercise of warrants held by PVP IV and 9 shares of Common Stock issuable to PVPE IV upon exercise of warrants held by PVPE IV, as applicable.

(a) - (b) PVP IV directly beneficially owns 141,098 shares of Common Stock (consisting of (i) 140,574 shares of Common Stock held by PVP IV and (ii) 524 shares of Common Stock issuable upon exercise of warrants held by PVP IV), or approximately 1.2% of the Common Stock outstanding. PVPE IV directly beneficially owns 2,644 shares of Common Stock (consisting of (i) 2,635 shares of Common Stock held by PVPE IV and (ii) 9 shares of Common Stock issuable upon exercise of warrants held by PVPE IV), or approximately 0.0% of the Common Stock outstanding. PVM IV, as the general partner of PVP IV and PVPE IV, may be deemed to indirectly beneficially own the securities owned by PVP IV and PVPE IV.

(c) Except as described in this statement, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

(e) The Reporting Persons have ceased to be the beneficial owner of more than 5% of the class of securities due to dilution resulting from increases in the total number of shares of Common Stock outstanding.

CUSIP No. 23666P101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019

POLARIS VENTURE PARTNERS IV, L.P.

By:	Polaris Venture Management Co. IV, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND IV, L.P.

By:	Polaris Venture Management Co. IV, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE MANAGEMENT CO. IV, L.L.C.

By:	*
Authorized Signatory

JONATHAN A. FLINT

By:	*
Jonathan A. Flint

TERRANCE G. MCGUIRE

By:	*
Terrance G. McGuire

*By:	/s/ Max Eisenberg
Name:	Max Eisenberg
Attorney-in-Fact

This Schedule 13D was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.